March 31, 2020

Frank Cotroneo
Chief Financial Officer
Aspen Group, Inc.
276 Fifth Avenue, Suite 505
New York, New York 10001

       Re: Aspen Group, Inc.
           Form 10-K for the Fiscal Year Ended April 30, 2019
           Filed July 9. 2019
           File No. 1-38175

Dear Mr. Cotroneo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed July 9. 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Bookings Analysis, page 40

1.    Please disclose how you define Lifetime Value.
Results of Operations, page 44

2. Please tell us your consideration of including a discussion of the drivers of the changes in the material line items that you have identified for each of the periods presented. Refer to
      Item 303(a)(3) of Regulation S-K and Section III.B.2 of SEC Release No. 33-6835.

Non-GAAP Measures, page 47

3. Please tell us your consideration of disclosing the nature and amount of the items included in non-recurring charges for the periods presented. Additionally, tell us your
 Frank Cotroneo
Aspen Group, Inc.
March 31, 2020
Page 2
         consideration of the guidance in question 102.03 of our Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures.
Segment Information, page F-17

4. We note your disclosure that the chief operating decision makers manage the operations as a whole and no revenue, expense or operating income information is evaluated by the chief operating decision makers. However, we also note your presentation in Management's Discussion and Analysis of Financial Condition and Results of
         Operations of disaggregated information related to Aspen University, United States
         University and Aspen Group Corporate. As such, please tell us how you identified your operating segments in accordance ASC 280-10-50-1 and ASC 280-10-50-3 through 50-9.
         Also, tell us your consideration of the guidance in ASC 280-10-50-10 through 50-12 regarding your conclusion you have one reportable segment. In addition, please tell us your consideration of the guidance in ASC 350-20-35-33 through 38 related to your identification of reporting units for testing goodwill impairment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameFrank Cotroneo                             Sincerely,
Comapany NameAspen Group, Inc.
                                                             Division of
Corporation Finance
March 31, 2020 Page 2                                        Office of Trade &
Services
FirstName LastName